SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                              Amendment No. 8

                  Under the Securities Exchange Act of 1934

                           Tyco International Ltd.
                               (Name of Issuer)

                    Common Stock, par value $.50 per share
                       (Title of Class and Securities)

                                90212-01-0
                    (CUSIP Number of Class of Securities)

          William Shannon
          Company Secretary
          Tyco Investments (Australia) Limited
          ACN 000 079 078
          Suite 1
          133 Alexander Street
          Crows Nest, N.S.W. 2065
          Australia

                                61-2-965-7255
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copy to:

          Alan C. Myers, Esq.
          Skadden, Arps, Slate, Meagher & Flom
          919 Third Avenue
          New York, New York  10022
          (212) 735-3000

                                April 29, 1994
                        (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
          box:                                               ___
                                                            |___|
          Check the following box if a fee is being paid with this
          statement:                                         ___
                                                            |___|



                                 SCHEDULE 13D

           CUSIP NO. 90212-01-0

          1    NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Tyco Investments (Australia) Limited (ACN 000 079 078)

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                        (a)  ( )
                                                        (b)  ( )

          3    SEC USE ONLY

          4    SOURCE OF FUNDS*    OO

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
                     New South Wales, Australia

                                  7  SOLE VOTING POWER
                                         9,650,000
                 NUMBER OF
                  SHARES          8  SHARED VOTING POWER
                BENEFICIALLY               0
                 OWNED BY
                   EACH           9  SOLE DISPOSITIVE POWER
                 REPORTING               9,650,000
                  PERSON
                   WITH
                                 10  SHARED DISPOSITIVE POWER
                                           0

         11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    9,650,000

         12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         ( )

         13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  18.79%

         14    TYPE OF REPORTING PERSON*
                  HC

                                 SCHEDULE 13D

          1    NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Netherlands Engineering Services B.V.

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                        (a)  ( )
                                                        (b)  ( )
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       ( )

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  The Netherlands

                                  7  SOLE VOTING POWER
                                           0
                 NUMBER OF
                  SHARES          8  SHARED VOTING POWER
                BENEFICIALLY               0
                 OWNED BY
                   EACH           9  SOLE DISPOSITIVE POWER
                 REPORTING                 0
                  PERSON
                   WITH
                                 10  SHARED DISPOSITIVE POWER
                                           0

         11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    0

         12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         ( )

         13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  0%

         14    TYPE OF REPORTING PERSON*
                  HC


                                 SCHEDULE 13D

          1    NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Braeshore Pty Limited (ACN 004 000 300)

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                        (a)  ( )
                                                        (b)  ( )
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       ( )

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
                     New South Wales, Australia

                                  7  SOLE VOTING POWER
                                           0
                 NUMBER OF
                  SHARES          8  SHARED VOTING POWER
                BENEFICIALLY               0
                 OWNED BY
                   EACH           9  SOLE DISPOSITIVE POWER
                 REPORTING                 0
                  PERSON
                   WITH
                                 10  SHARED DISPOSITIVE POWER
                                           0

         11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    0

         12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         ( )

         13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0%

         14    TYPE OF REPORTING PERSON*
                    HC




                    This Amendment No. 8 amends the Statement on
          Schedule 13D dated June 5, 1990, as heretofore amended (the "Schedule 13D"), filed by Tyco Investments (Australia) Limited ("TIAL") and joined in by Netherlands Engineering Services B.V. ("NES") and Braeshore Pty Limited ("Braeshore"), relating to the common stock, par value $.50 per share (the "Common Stock"), of Tyco International Ltd., a Massachusetts corporation (the "Issuer"). This Amendment is filed by TIAL, NES and Braeshore (collectively, the "Reporting Persons"). Capitalized terms used and not defined herein shall have the respective meanings ascribed thereto in the Schedule 13D.

          Item 3. Source and Other Amount of Funds or Other
                  Consideration

                  Item 3. is amended as follows:

                  On April 29, 1994, Braeshore transferred to TIAL the 4,650,000 shares of Common Stock and the Warrants to acquire an additional 5,000,000 shares of Common Stock owned of record by it in consideration for an intercompany receivable in the principal amount of A$300,448,431.

          Item 5. Interest in Securities of the Issuer.

                  Item 5. is amended as follows:

                  (a),(c) On April 29, 1994, Braeshore transferred to TIAL the 4,650,000 shares of Common Stock and the Warrants to purchase an additional 5,000,000 shares of Common Stock owned of record by it in consideration for an intercompany receivable in the principal amount of A$300,448,431. As a result, TIAL has become the sole record and beneficial owner of 9,650,000 shares of Common Stock (which includes the 5,000,000 shares of Common Stock issuable upon exercise of the Warrants), representing approximately 18.79% of the total of the 46,354,193 shares of Common Stock outstanding as of February 4, 1994 (as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 1993) plus the 5,000,000 shares of Common Stock that would be outstanding if the Common Stock issuable upon the exercise of the Warrants were issued and outstanding.

                  (b)  Except to the extent restricted by the
          Standstill Agreement, as previously described in the
          Schedule 13D, TIAL has the sole power to dispose of, or direct the disposition of, and to vote, or direct the vote of, all shares of Common Stock beneficially owned by it.

                  (d) On April 29, 1994, Braeshore transferred to TIAL the 4,650,000 shares of Common Stock and the Warrants to acquire an additional 5,000,000 shares of Common Stock owned by it to TIAL in consideration for an intercompany receivable in the principal amount of A$300,448,431. As a result of such transfer, on April 29, 1994, Braeshore and NES, the owner of approximately 99.999% of the voting power of Braeshore, no longer beneficially owned any shares of Common Stock and ceased to be Reporting Persons.


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Tyco Investments
                                           (Australia) Limited

          Dated:  May 3, 1994           By:   /s/ William Shannon
                                           Name:  William Shannon
                                           Title: Company Secretary



                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                        Netherlands Engineering
                                           Services B.V.

          Dated:  May 3, 1994           By:   /s/ Rokin Corporate Services
                                           Name:  Rokin Corporate Services
                                           Title: Managing Director



                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Braeshore Pty Limited

          Dated:  May 3, 1994           By:   /s/ William Shannon
                                           Name:  William Shannon
                                           Title: Director and Secretary